Hi xxx,

I'm xxx, one of the producers of the feature film *Her Song*. I'm contacting you because I saw that you invested in movies on the WeFunder platform **(or personal note)** and I think you might be interested in our project. The film is a comedy-drama set in the south of France. We're opening a funding round and would love to have you join it as an early investor before we launch the page publicly!

We're very lucky to have on our team:

- Oscar-winner James Ivory as our Executive Producer
- Bollywood Star Kalki Koechlin in one of our lead roles
- Eric Gruendemann, producer of the groundbreaking TV series Xena, Warrior Princess as our second Executive Producer
- Acclaimed American actor Zach Grenier (Fight Club, The Good Wife, She Said…) in one of our supporting roles

Let me tell you a little bit about the film. *Her Song* is a comedy-drama set in the south of France. Olivia, a Franco-American author returns to her ancestral village in the south of France to write the story of her grandmother. There, she becomes enchanted by a local French woman, Madeline, who soon becomes the face of her new novel.

You can learn more about *Her Song* on our Wefunder page: https://wefunder.com/hersongfeaturefilm
The Times of India also just published an article about us: Kalki Koechlin to play American writer in John Keller's 'Her Song'

Here are the investment terms:
Investors will be "Made Whole + 20%" from first monies back ("Adjusted Gross Proceeds") to LLC. If the investment is equal or superior to $75,000, Investors will be "Made Whole + 25%". Thereafter, all Investors will receive their share of 30% of "Net Profits."

Let me know if you have any questions or if you want to chat, it would be a pleasure!

Best,

Eléa Clair.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Investing in ANY Feature Film comes with SUBSTANTIAL RISK. THERE IS NO GUARANTEE OF RETURN OF ANY PRINCIPAL OR PROFITS.